UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

 □ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Or

□ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 000-18516

A.  FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN

B.  NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

ARTESIAN RESOURCES CORPORATION
664 CHURCHMANS ROAD.
NEWARK, DE 19702

Artesian Resources Corporation Retirement Plan
Financial Statements
December 31, 2020

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Artesian Resources Corporation Retirement Plan
Newark, Delaware

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Artesian Resources Corporation Retirement Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of delinquent participant contributions for the year ended December 31, 2020 and schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/BDO USA, LLP

We have served as the Plan’s auditor since 2010.

Wilmington, Delaware
June 28, 2021

Artesian Resources Corporation Retirement Plan
Statements of Net Assets Available for Benefits
As of December 31, 2020 and December 31, 2019

	December 31, 2020	December 31, 2019

ASSETS
Cash and cash equivalents	$44,043	$3,258

Investments, at fair value
Artesian Resources Corp. Class A non-voting common stock	6,275,825	6,160,851
Common collective trusts	4,008,334	2,334,851
Mutual funds	62,161,769	53,901,135

Total investments, at fair value	72,445,928	62,396,837

Participants' notes receivable	330,604	296,724

Contributions receivable
Employer	143,015	166,214
Participants	----	32,158

Total contributions receivable	143,015	198,372

Total assets	72,963,590	62,895,191

NET ASSETS AVAILABLE FOR BENEFITS	$72,963,590	$62,895,191

See accompanying notes to financial statements.

Artesian Resources Corporation Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2020

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net investment income
Artesian Resources Corp. Class A non-voting common stock dividends	$163,131
Dividend income from other investments	2,065,759
Net appreciation in fair value of investments	7,888,072

Total net investment income	10,116,962

Interest income from participants' notes receivable	17,852

Contributions
Employer contributions	1,163,972
Participant contributions	1,903,674
Rollovers	20,253
Total contributions	3,087,899

Total additions	13,222,713

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Participant distributions	3,154,314
Total deductions	3,154,314

NET INCREASE	10,068,399

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	62,895,191

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$72,963,590

See accompanying notes to financial statements.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements

Note A - Description of the Plan
1.	General

Effective July 1, 1984, Artesian Resources Corporation (the "Company" or "Plan Sponsor" or "Employer") established the Artesian Resources Corporation Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Pursuant to Internal Revenue Code (“IRC”) Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by an Administrative Committee, which consists of six members appointed by the Company's Board of Directors. PNC Bank, National Association is a co-fiduciary of the Plan within the meaning of 3(21) of ERISA. Plan administration expenses may be paid out of the Plan unless paid by the Company. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

2.	Participation and Vesting

All employees age 18 and over are eligible for Plan participation immediately after hire. Employees may elect to make tax-deductible contributions up to the IRC limitation, including "catch-up" contributions for participants age 50 and older. Participants are also able to designate part or all of their contributions as Roth 401(k) contributions, which are made on an after-tax basis. For every dollar an employee contributes up to 6% of compensation, the Company will provide a 50% matching contribution. In each Plan year, the Company may make discretionary quarterly and annual contributions to the Plan for all employees eligible to participate in the Plan. The Company made discretionary quarterly contributions to the Plan equal to 2% of quarterly compensation for each of the four quarters of 2020.

The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan, which was merged into the Plan on March 31, 2000. The contribution and vesting guidelines for the participants of the Supplemental Plan continued and consist of the following:

•Only employees as of April 26, 1994 are eligible for participation.
•A 6% service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each participant’s quarterly compensation.
•Service contributions and the associated earnings originally vested over a graded period of service, but are now fully vested for all active participants.

The total matching, discretionary and service contributions in 2020 were approximately $569,000, $396,000 and $199,000, respectively.

The Company's Board of Directors, at its sole discretion, may make a Special Discretionary Stock Contribution to the Plan. A Special Discretionary Stock Contribution was not made for 2020.

The trust maintains separate accounts for each participant in the Plan. These accounts are credited with the participants' contributions and Plan earnings and may be charged with certain administrative expenses. Participant contributions, and the related earnings, are fully vested.  Company contributions, and the related earnings, vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

Any forfeitures of non-vested contributions may be offset against Company contributions or Plan administration expenses.  As of December 31, 2020 and 2019, forfeited non-vested accounts were nominal.  In 2020, approximately $14,000 was applied to reduce the Plan sponsor’s contribution obligations.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

3.	Investment Elections

All future discretionary Company contributions, as well as all prior discretionary contributions and the corresponding earnings, are participant directed.

Participants may allocate basic contributions among the various investment options, including the Company's Class A non-voting common stock.

The Plan has an automatic enrollment feature for newly hired and/or rehired employees to help employees save for retirement by reducing their compensation automatically with an initial pre-tax contribution of eligible compensation, as defined in the Plan document. The initial pre-tax contribution rate of the automatic enrollment feature is 6%. This amount is deemed as the Participant's Employee Savings Contribution election if the Participant does not elect to defer a greater or lesser percentage of compensation, or elects to receive cash in lieu of making any Employee Savings Contribution, within 90 days after employment.  Any automatic deferral contributions made and any corresponding matching contributions are placed in a default investment fund as selected by the Administrative Committee, and Participants may modify the investment allocation of these contributions in the same manner as any other Plan contributions. Employees may elect to opt out from participating in the Plan, or they may elect to defer more or less than the 6% default contribution as well as choose their own investment elections offered in multiples of 1% with a minimum investment of 1% in any selected investment.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

3.	Investment Elections (continued)

The Plan permits an automatic escalation provision on an annual basis, such as each July 1 or January 1, within the discretion of the Administrative Committee, in order to increase employee savings and other employee contributions. This provision of the Plan would only become effective should the Administrative Committee decide to implement the automatic escalation feature and after notification of the automatic escalation is given to Participants. However, if implemented, to the extent the participant has opted out of the automatic escalation feature, or has otherwise elected a 0% Employee Savings Contribution, Employee After-Tax Roth 401(k) Contribution or has otherwise elected a 0% Employee Savings Contribution, such Participant would not be subject to automatic increases in the future. Such Participants would only be subject to automatic escalation in the event that they affirmatively elect to increase their contributions during any Plan Year, and do not reconfirm their decision to "opt out" of the automatic escalation feature.  As of December 31, 2020, the Administrative Committee has not implemented the automatic escalation feature.

4.	Participants' Notes Receivable

Participants may borrow from the Plan under the following guidelines:

•A participant may borrow as much as 50% of his or her vested account balance, subject to certain minimum and maximum limitations as defined in the Plan.

•Loans are repaid over a period not to exceed five years, unless the loan is to buy, build, or substantially rehabilitate the borrower's principal residence.

•The participant's account balance is secured as collateral when the loan is executed. If a participant defaults on a loan, the loan is treated as a distribution from the Plan to the participant.

•Interest rates on loans are prime plus 1% at the date of the loan. Interest rates on outstanding balances ranged from 4.25% to 9.25% as of December 31, 2020.

•As loans are repaid to the Plan, the total payment, principal plus interest, is credited back to the participant's account.

5.	Benefits

Participants are entitled to a benefit payment equal to the vested amount credited to their accounts upon retirement, upon permanent disability, at age 59 ½, in the case of certain financial hardships outlined in the Plan document, or upon termination of employment or death.  In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. The only form of distribution under the Plan is a single lump sum distribution in cash or stock.

The Plan allows participants who take hardship distributions to continue to make employee pre-tax salary deferral and employee after-tax Roth contributions to the Plan.

On March 27, 2020, the United States Government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) which permits eligible Plan participants that meet certain requirements to request penalty-free distributions of up to $100,000 from their retirement plan in 2020 for qualifying coronavirus-related reasons. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to a lack of childcare resulting from the coronavirus (“COVID-19”). The Administrative Committee approved updates to the Plan to allow for both coronavirus-related distributions and loans. A notice of the updates was distributed to all participants in the Plan. In 2020 the Administrative Committee approved the amendment of the Plan to address the CARES Act, before the due date for such amendments, effective as of December 31, 2022.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

6.	Plan Termination

Although it has not expressed the intent to do so, the Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants, and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

7.	Administrative Expenses

Administrative expenses are billed as a per participant fee and paid directly by the Employer.  Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note B - Significant Accounting Policies

1.	Basis of Accounting

The Plan's financial statements are presented using the accrual method of accounting in conformity with generally accepted accounting principles.

2.	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and changes therein.  Actual results could differ from those estimates.

3.	Investment Valuation and Income Recognition

Plan assets held in mutual funds (shares of registered investment companies) and the Company's Class A non-voting common stock are unsecured and are traded on national securities exchanges.  Mutual funds and common stock are valued at quoted market prices at December 31, 2020 and 2019.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note B - Significant Accounting Policies (Continued)

3.	Investment Valuation and Income Recognition (continued)

Plan assets held in a common collective trust are unsecured and are valued at net asset value (“NAV”).  The common collective trusts represent investments in the PNC Stable Value Fund Z and T. Rowe Price Stable Value Fund.  NAV is determined by PNC and T. Rowe Price, respectively, based on the fair value of the underlying securities held by the common collective trust.  Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied, are included in the fair value hierarchy along with the related required disclosures.

In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits and includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date

4.	Participants' Notes Receivable

Participant loans are classified as participants' notes receivable, and are measured at the unpaid principal balance plus unpaid accrued interest. The Plan classifies loans in default for various events, including failure to pay timely installments. Defaulted loans are deemed distributed and recorded as benefits paid to participants in the statement of changes in net assets available for benefits. In 2020, no amounts were recorded as deemed distributions. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.  In response to the CARES Act, the Plan temporarily allowed for the suspension of loan repayments.  This temporary provision expired December 31, 2020.

5.	Benefit Payments and Participant Distributions

Benefit payments to participants are recorded upon distribution.

6.	Income Taxes

The Internal Revenue Service has determined and informed the Company by letter dated August 26, 2016 that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator and the Plan’s tax counsel believe the Plan continues to be qualified and no provision for income taxes has been included in the financial statements.

The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2020, no uncertain tax positions are taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, currently no audits are in progress for any tax periods.

7.	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note C – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization.  The COVID-19 pandemic has led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of Artesian Resources Corporation’s Class A non-voting common stock and other Plan investments.  While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets. The extent to which COVID-19 impacts the financial markets will depend on future developments that are highly uncertain and cannot be predicted.

Note D – Investments

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, defined fair value, established a framework for using fair value to measure assets and liabilities, and expanded disclosures about fair value measurements.  This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

•	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in non-active markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: inputs that are unobservable and significant to the fair value measurement.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note D – Investments (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2		Level 3		Total

Mutual Funds	$62,161,769	$	---	$	---	$62,161,769

Artesian Resources Corporation Class A non-voting common stock	6,275,825		---		---	6,275,825

Total investments in the fair value hierarchy	68,437,594		---		---	68,437,594

Common collective trust*	---		---		---	4,008,334

Total investments, at fair value	$68,437,594	$	---	$	---	$72,445,928

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2		Level 3		Total

Mutual Funds	$53,901,135	$	---	$	---	$53,901,135

Artesian Resources Corporation Class A non-voting common stock	6,160,851		---		---	6,160,851

Total investments in the fair value hierarchy	60,061,986		---		---	60,061,986

Common collective trust*	---		---		---	2,334,851

Total investments, at fair value	$60,061,986	$	---	$	---	$62,396,837

* Certain investments for which fair value is measured using the NAV per share as the practical expedient have not been categorized within the fair value hierarchy.  The fair value amounts presented in this table are intended to reconcile the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)
Note D – Investments (Continued)

The following is a description of the valuation methodologies for the Plan assets measured at fair value.

Mutual Funds – This class consists of publicly traded mutual funds. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.

Artesian Common Stock –This class consists of Artesian Common Stock Class A non-voting shares and is valued at the quoted market price from a national securities exchange. Artesian Common Stock is classified as a Level 1 investment.

Common Collective Trust – This class consists of commingled funds that primarily invests in domestic fixed income securities, money market funds and investment contracts issued by insurance companies and other financial institutions and seeks to preserve principal investment while earning interest income. The NAV of the common collective trust is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The common collective trust allows for daily redemption and investments in the common collective fund and does not have a participant level holding period. There are no unfunded commitments for investments in the common collective trust. The common collective trusts represent investments in the T. Rowe Price Stable Value Fund.  The PNC Stable Value Fund Z was liquidated in 2020.

Note E – Distributions Payable

Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

At December 31, 2020 and 2019, there were no net assets available for plan benefits for distributions to participants who have requested a distribution from the Plan prior to the end of the Plan year.

Note F – Related Party and Party in Interest Transactions

Artesian Resources Corporation and its employees are parties-in-interest to the Plan. On December 31, 2020 and   December 31, 2019, the Plan's assets included $6,275,825 and $6,160,851, respectively, of Artesian Resources Corporation Class A non-voting stock and $330,604 and $296,724, respectively, of participant notes receivable.  Additionally, as of December 31, 2019, certain plan investments totaling $2,334,851 represent investments managed by PNC Advisors or its affiliates.  PNC Advisors is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Transactions in these assets are exempt from the prohibited transaction rules.

Delinquent participant contributions represent non-exempt party-in-interest transactions.  As a result of a change in service providers, Plan management identified certain instances of delinquent participant contributions related to the Plan year ended December 31, 2020.  Delinquent participant contributions of $180,421 in the 2020 Plan year and lost earnings thereon were deposited into the Plan during 2020.

Note G – Subsequent Events

Plan management evaluated subsequent events through the date the financial statements were available to be issued and has determined that there are no subsequent events that require disclosure.

Supplemental Information

                                  Artesian Resources Corporation Retirement Plan
                                  EIN 51-0002090, Plan No. 003

                        Schedule H, Line 4a: Schedule of Delinquent Participant Contributions

                                  Year Ended December 31, 2020
Year	Participant Contributions Transferred Late to the Plan		Total That Constitute Nonexempt Prohibited Transactions				Totally Fully Corrected Under VFCP and PTE** 2002-51
	Check Here if Late Participant Loan Repayments are Included		Contributions Not Corrected	Contributions Corrected Outside of VFCP*	Contributions Pending Correction in VFCP*

2020	X	$	---	$180,421	$	---	$	---

*Voluntary Fiduciary Correction Program-VFCP (DOL)
**Prohibited Transaction Exemption-PTE (DOL)

Artesian Resources Corporation Retirement Plan
EIN 51-0002090, Plan No. 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2020

(a)		(b)	(c)	(d)	(e)

		Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value

*		Common Stock -
		Artesian Resources Corporation	Class A Non-Voting Common Stock		$6,275,825

*		T Rowe Price Stable Value	Common/Collective Trust		4,008,334

		Mutual Funds -
		Am Europacific Growth R6	Mutual Funds		4,319,953
		American Balanced Fund R6	Mutual Funds		3,913,630
		American Century Sm Cap Val R6	Mutual Funds		36,396
		American Funds 2010 Trgt Date	Mutual Funds		398,043
		American Funds 2020 Trgt Date	Mutual Funds		882,781
		American Funds 2025 Trgt Date	Mutual Funds		2,085,534
		American Funds 2030 Trgt Date	Mutual Funds		995,243
		American Funds 2035 Trgt Date	Mutual Funds		1,874,433
		American Funds 2040 Trgt Date	Mutual Funds		63,408
		American Funds 2045 Trgt Date	Mutual Funds		2,709,464
		American Funds 2050 Trgt Date	Mutual Funds		139,066
		American Funds 2055 Trgt Date	Mutual Funds		1,286,770
		American Funds 2060 Trgt Date	Mutual Funds		43,754
		Carillon Eagle Sm Cap Gwth R6	Mutual Funds		916,001
		JP Morgan Emergin Mkts Eq	Mutual Funds		379,269
		JP Morgan Equity Income R6	Mutual Funds		5,980,173
		JP Morgan Mid Cap Growth	Mutual Funds		2,836,181
		PGIM QMA Mid Cap Value R6	Mutual Funds		2,334,750
		Pioneer Bond Fund K	Mutual Funds		3,648,635
		T Rowe Price Growth Stock 1	Mutual Funds		14,548,178
		Vanguard 500 Index Admiral	Mutual Funds		8,562,491
		Vanguard Mid Cap Index Adm	Mutual Funds		1,182,948
		Vanguard Small Cap Index Adm	Mutual Funds		1,481,440
		Vanguard St Inv Grade Bond Adm	Mutual Funds		1,542,837
		Wells Fargo Spec Mid Cap Val	Mutual Funds		391

		Participants' Notes Receivable -
*		Various Participants	Interest rates range from 4.25% to 9.25%		330,604
					$72,776,532
*		Identifies the party as a "Party in Interest" as defined by ERISA.

	**	Cost information is not required for participant directed investments and is therefore not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN

Date: June 28, 2021	By:	/s/ Jennifer L. Finch
Jennifer L. Finch
Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of BDO USA, LLP *

*	Filed herewith.